Exhibit 21.1
SUBSIDIARIES

Acadian Asset Management Inc., a company incorporated and registered in Delaware had the domestic and international subsidiaries shown below as of December 31, 2024.

Subsidiary	Jurisdiction
Acadian Asset Management Inc.	Delaware
Acadian Inc.	Delaware
Acadian Asset Management LLC	Delaware
Millpencil (US) LP	Delaware